NEW YORK LIFE INVESTMENTS VP FUNDS TRUST
51 MADISON AVENUE
NEW YORK, NEW YORK 10010

VIA EDGAR CORRESPONDENCE

April 9, 2025

Ms. Eileen M. Smiley
Division of Investment Management, Disclosure Review Office
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Response to Comments on the Registration Statement (the “Registration Statement”) for New York Life Investments VP Funds Trust (SEC File Nos. 002-86082 and 811-03833-01) (the “Registrant”) relating to NYLI VP Dimensional U.S. Equity Portfolio and NYLI VP Schroders Mid Cap Opportunities Portfolio (each a “Portfolio and together, the “Portfolios”)

Dear Ms. Smiley:

This letter responds to comments provided by you telephonically on March 24, 2025 with respect to the Registration Statement. The Registration Statement was filed with the Securities and Exchange Commission on February 10, 2025. We intend to file a post-effective amendment to the Registration Statement on or about April 16, 2025.

On behalf of the Registrant, your comments and our responses thereto are provided below. All defined terms in this letter have the same meaning as in the Registration Statement, except as otherwise defined herein.

Comments related to all Portfolios

Comment 1: Please bold the second and third sentences in the section entitled “Fees and Expenses of the Portfolio.”

Response: We have made the requested edit.

Comment 2: Please update all bracketed and missing information prior to making the 485(b) filing.

Response: We have made the requested edit.

Comment 3: Please provide completed fee tables 5 calendar days prior to effectiveness.

Response: We agree to provide these as requested.

Comment 4: Confirm supplementally why the Registrant did not make a 485(a) filing prior to the changes taking effect in August 2024.

Response:  The changes to the Portfolios’ disclosures reflected in the Rule 485(a) filing were made in connection with changes to the Portfolios’ respective Subadvisors, which were disclosed in Rule 497 supplement filings prior to their effectiveness.  Further, each Portfolio filed an Information Statement on Schedule 14C, which contained detailed information regarding the changes to the Portfolios.

Rule 485(a) addresses when post-effective amendments to registration statements become effective rather than when they are required.  The SEC and its Staff have issued limited guidance setting forth the circumstances under which an off-cycle Rule 485(a) post-effective amendment must be filed as opposed to a Rule 497 supplement with a Rule 485(a) post-effective amendment to follow in connection with the fund’s next annual update. Determining whether a Rule 485(a) filing is required for investment strategy or other changes involves judgment based on the particular facts and circumstances, and there is no clear, absolute standard.

Moreover, the Portfolios made the changes to their respective disclosures reflected in the Rule 485(a) filing in connection with changes in Subadvisors pursuant to the Portfolios’ “Manager of Managers” exemptive relief (the “Order”).  The Order is designed, in part, to allow for changes in Subadvisors without unnecessary delays, to the benefit of the Portfolios and their shareholders.  Consistent with this theme, the application seeking the Order specifically discussed implementing disclosure changes related to a Subadvisor change through a Rule 497 supplement rather than a registration statement amendment: “[i]f a new Subadviser is retained or a Subadvisory Agreement is materially amended, a Subadvised Fund’s prospectus and statement of additional information will be supplemented promptly pursuant to Rule 497(e) under the Securities Act.”  The Registrant believes that it acted appropriately and consistent with applicable law and the Order by issuing a prompt Rule 497 supplement, followed by a Rule 485(a) filing in connection with its annual update.

Comment 5: Please confirm supplementally whether the Registrant filed an Information Statement to shareholders related to each Portfolio’s Subadvisor change. If not, please explain the rationale for delivering an Information Statement to shareholders.

Response: The Registrant confirms that Information Statements regarding these changes were filed with the SEC on March 20, 2024 (SEC Accession No. 0001193125-24-072031 and SEC Accession No. 0001193125-24-072032) and subsequently delivered to shareholders.

Comment 6: Please confirm that each Portfolio will generally rely on an issuer’s “country of risk” (or similar designation) as determined by Bloomberg (or another similar third party) when categorizing securities as either U.S. or foreign-based. Additionally, include an explanation of the criteria used for when a Portfolio may override such a designation in the section entitled More About Investment Strategies and Risks.

Response: We confirm that that each Portfolio will generally rely on an issuer’s “country of risk” (or similar designation) as determined by Bloomberg (or another similar third party) when categorizing securities both as U.S. or foreign-based. We have also added disclosure explaining when a Portfolio may override such a designation in the section entitled More About Investment Strategies and Risks.

Comments related to NYLI VP DFA U.S. Equity Portfolio

Comment 1: In the section entitled “Principal Investment Strategies,” please consider leading with the Portfolio’s 80% policy and other principal investment strategies followed by the Subadvisor’s investment approach.

Response: We have revised our disclosure in response to this comment.

Comment 2: In the section entitled “Principal Investment Strategies,” please confirm whether the Portfolio will invest in small- and mid-cap issuers as part of its principal investment strategies. If so, please include corresponding disclosure in the principal investment strategies.

Response: We have revised our Principal Risk disclosure to remove reference to small and mid cap companies in response to this comment.

Comment 3: In the section entitled “Principal Investment Strategies”, please confirm whether investments in exchange traded funds are part of the Portfolio’s principal investment strategies. If so, please include a corresponding risk tile or remove references to such investments in the principal investment strategies. Please also include the acquired fund fees and expenses line item in the fee table to the extent applicable.

Response: We removed reference to exchange traded funds as part of the Portfolio’s principal investment strategy in response to this comment.

Comment 4: In the section entitled “Principal Investment Strategies,” please clarify whether derivatives will be counted towards the Portfolio’s 80% policy.

Response: The Registrant confirms that the Portfolio includes the following disclosure in the section entitled, “More About Investment Strategies and Risks:”

To the extent a Portfolio invests in derivatives, such investments may be counted on a mark-to-market basis for purposes of the 80% policy.

Comment 5: In the section entitled “Principal Risks,” please tailor the “Market Capitalization Risk” to the types of issuers described in the principal investment strategies with respect to market capitalization.

Response: We revised our disclosure in response to this comment.

Comment 6: In the section entitled “Principal Risks,” please tailor the “Derivatives Risk” to the types of derivatives that the Portfolio will use as part of its principal investment strategies.

Response: We revised our disclosure in response to this comment.

Comment 7: In the section entitled, “More About Investment Strategies and Risks” please confirm whether “Sector Risk” should be selected as a principal risk as such risk is not included as a principal risk in Item 4. Please reconcile.

Response: We revised our disclosure in response to this comment.

Comments related to NYLI VP Shroders Mid Cap Opportunities Portfolio

Comment 1: Please confirm whether the reference to over-the-counter securities relates to investments in equity securities. If not, please explain.

Response: The Registrant confirms that the reference to over-the-counter securities relates to investments in types of equity securities.

Comment 2: Please confirm that the Portfolio will not invest in foreign securities as part of its principal investment strategy.

Response: We confirm that foreign securities are not part of the Portfolio’s principal investment strategy at this time

Comment 3: In the section entitled “Principal Risks,” please revise the “Growth Stock Risk” and “Value Stock Risk” tiles to disclose the methodology for determining growth and value stocks, respectively.

Response: Upon further review, we have deleted these risk tiles.

Comment 4: Please confirm that the Portfolio will not concentrate its investments in a particular industry or group of industries, except as permitted under the 1940 Act.

Response: The Registrant confirms that the Portfolio will not concentrate its investments in a particular industry or group of industries, except as permitted under the 1940 Act. We have revised our disclosure in response to this comment.

Comment to SAI

Comment 1: Please confirm that the Acquired Fund will look through its holdings of investment companies for purposes of concentration testing.

Response: Disclosure describing this can be found in the second paragraph of the section in the Statement of Additional Information entitled “Investment Practices, Instruments and Risk Common to the Portfolios and Underlying Portfolios/Funds – Investment Companies.”

Sincerely,

/s/ Thomas C. Humbert Jr.
Thomas C. Humbert, Jr.
Assistant Secretary